UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Carbonite, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Stephen Munford

Interim Chief Executive Officer and President

Two Avenue de Lafayette

Boston, Massachusetts 02111

(617) 587-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Carbonite, Inc. (“Carbonite”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2019, relating to the tender offer by Coral Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Carbonite, par value $0.01 per share (the “Shares”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, among Carbonite, OpenText and Merger Sub, for a purchase price of $23.00 per Share in cash, without interest and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. Carbonite believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Carbonite wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure replaces the existing table on page 31 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—The September Forecasts”:

($mm)	2018A	2019E	2020E	2021E	2022E
SMB Revenue	$296	$300	$302	$328	$364
Consumer Revenue	$232	$240	$245	$251	$255

Total Revenue	$528	$540	$547	$579	$619

Total Cost of Sales	$99	$96	$96	$98	$102

Non-GAAP Gross Profit	$429	$444	$450	$481	$517

Total Gross Margin	81.2%	82.2%	82.4%	83.0%	83.5%
Sales & Marketing	$144	$143	$146	$151	$161
General & Administrative	$57	$57	$55	$55	$56
Research & Development	$110	$108	$107	$112	$119

Non-GAAP Operating Expenses	$311	$308	$308	$318	$336

Operating Expense % of Revenue	58.9%	57.1%	56.4%	54.8%	54.2%

Non-GAAP Operating Income	$118	$136	$142	$163	$181

Operating Margin	22.3%	25.2%	26.0%	28.2%	29.3%
Interest Expense and Other Income	$3	$29	$29	$21	$15
Taxes	$8	$24	$25	$31	$37
Tax Rate	6.9%	22.7%	22.0%	22.0%	22.0%

Net Income	$107	$83	$88	$111	$130

Net Income Margin	20.2%	15.3%	16.1%	19.2%	20.9%
Weighted Average Shares Outstanding	33.8	35.0	34.6	34.6	34.6

Earnings per Share	$3.16	$2.37	$2.54	$3.22	$3.75

Total Adjusted EBITDA	$136	$150	$159	$179	$197

Adjusted EBITDA Margin	25.7%	27.7%	29.0%	30.8%	31.8%

Unlevered Free Cash Flow	—	$117	$141	$167	$182

The following sentence replaces the second sentence in the paragraph on page 31 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—The September Forecasts”:

In addition, at the direction of Carbonite’s management, J.P. Morgan calculated, based on the September Forecasts and other projected financial information provided by Carbonite’s management, unlevered free cash flows for the fourth quarter of calendar year ending 2019 and calendar years ending December 31, 2020 through December 31, 2022, as well as terminal unlevered free cash flows, for use in its discounted cash flow analysis (See “–Opinion Carbonite’s Financial Advisor–Discounted Cash Flow Analysis”), which in each case was reviewed and approved by Carbonite management.

The following disclosure replaces the existing table at the top of page 32 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections—The September Forecasts”:

($mm)	Q4 2019E	2020E	2021E	2022E	Terminal
Depreciation	$3	$17	$15	$15	$14
Capital expenditures	$3	$14	$14	$15	$15
Increases in net working capital	$(5)	$(0)	$4	$5	$0
Unlevered Free Cash Flow(1)	$17	$96	$115	$130	$125

(1)

Assumes a valuation date of September 30, 2019; reflects $530 million net debt as of September 30, 2019; if the share price is greater than the conversion price of the convertible note, any incremental dilution is added to the shares outstanding; 2019E financials are pro forma for Webroot acquisition (closed March 2019); Mozy included in financials as reported (closed March 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2019	Carbonite, Inc.

	By:	/s/ Scott Semel
	Name:	Scott Semel
	Title:	Interim General Counsel